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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        ----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           ----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   LONG ISLAND BANCORP. ("LISB")                    (Month/Day/Year)       ASTORIA FINANCIAL CORPORATION ("ASFC")
-------------------------------------------------                       -----------------------------------------------------------
    (Last)          (First)          (Middle)       APRIL 2, 1998       5. Relationship of Reporting Person(s)6. If Amendment, Date
                                                 -----------------------   to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-      Director        X   10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
   201 Old County Road                              Reporting Person        Officer (give      Other (specify  --------------------
-------------------------------------------------   (Voluntary)             title below)       below)         7. Individual or
                    (Street)                                            ----               ----                  Joint/Group Filing
                                                                                                                 (Check Applicable
                                                                                                                  Line)
                                                                           ---------------------------           Form filed by One
                                                                                                               X Reporting Person
                                                                                                              ---
                                                                                                                 Form filed by
                                                                                                                 More than One
                                                                                                                 Reporting Person
   MELVILLE, NEW YORK 11747-2724                                                                              ---
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    (City)          (State)            (Zip)             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership       4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct       Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-  6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship       Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of    Ownership
                                      Date                                               Price of     Deriv-     (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          of                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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OPTION (RIGHT TO BUY)(1)             (1)      (1)  COMMON STOCK,
                                                   PAR VALUE $0.01 PER SHARE 5,246,587   $61.8125      D
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Explanation of Responses:
(1)  The option was issued pursuant to the terms of the Stock Option Agreement, dated as of April 2, 1998 (the "Option
     Agreement"), by and between Long Island Bancorp, Inc. and Astoria Financial Corporation. The option is exercisable only upon the occurrence of certain events described in the Option Agreement and terminates upon the occurrence of certain events described in the Option Agreement.


                                                                          Long Island Bancorp., Inc.
                                                                          /s/ Mark Fuster                         April 10, 1998
                                                                       -------------------------------------  ---------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         Mark Fuster
                                                                          Executive Vice President
                                                                          Chief Financial Officer

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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